As filed with the Securities and Exchange Commission on
                                        December 30, 1998

                                            Registration No. 811-09115




                                   FORM N-8B-2


                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES


                          Pursuant to Section 8(b) of the Investment
                               Company Act of 1940

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                  LEGACY BUILDER VARIABLE LIFE SEPARATE ACCOUNT
                         (Name of Unit Investment Trust)


                           PFL LIFE INSURANCE COMPANY
                               (Name of Depositor)



                             4333 Edgewood Road, NE
                            Cedar Rapids, Iowa 52499
                   (Address of Principal Office of Registrant)




          Issuer of periodic payment plan certificates only for purposes of information provided herein.



                               Page 1 of 31 Pages

                                       I.

                     ORGANIZATIONAL AND GENERAL INFORMATION

1.  (a)      Furnish name of the trust and the Internal Revenue Service Employer
             Identification Number.

             Legacy Builder Variable Life Separate Account (the
             "Separate Account")

             The Separate Account has no Internal Revenue Service employer identification number.

    (b) Furnish title of each class or series of securities issued by the trust.

             Legacy  Builder  II  is  a  modified
             single premium variable life insurance policy (the "Policy"or "Policies"). It may be purchased as an individual or joint and last survivor life insurance.

2.       Furnish  name  and  principal  business  address  and ZIP  code and the
         Internal  Revenue  Service  Employer   Identification  number  of  each
         depositor of the trust.

                           PFL Life Insurance Company ("PFL")
                           4333 Edgewood Road, NE
                           Cedar Rapids, Iowa 52499

                           Internal Revenue Service Employer
                           Identification Number: 39-0989781

3. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                                   Not applicable.

4.       Furnish  name  and  principal  business  address  and ZIP  code and the
         Internal  Revenue  Service  Employer   Identification  Number  of  each
         principal underwriter currently distributing securities of the trust.

                           Distribution of the Policies has not
                           commenced. When distribution commences, the principal underwriter will be AFSG Securities Corporation ("AFSG"), 4425 North River Blvd., NE, Cedar Rapids, Iowa 52402.

                           Internal Revenue Service Employer
                           Identification Number: 23-2421076


5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                                            Iowa

6.       (a)      Furnish the dates of  execution  and  termination  of any
                  indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                           The  Board  of   Directors   of  PFL
                           established the Legacy Builder Variable Life Separate Account under the laws of Iowa as a separate investment account pursuant to a Written Consent dated November 20, 1998. The Separate Account is subject to regulation by the Iowa Commissioner of Insurance.

         (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                                            Not applicable

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                           The  Separate Account's name hasnever been changed.

8.        State the date on which the fiscal year of the trust ends.

                           Not applicable.

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of,a group which in the aggregate is material.

              There are no pending legal proceedings  commenced by,
              or known to be contemplated by, a governmental authority and no pending legal proceedings, material with respect to prospective purchasers of the Policies, to which the Separate Account, the depositor or the principal underwriter is a party to or to which the Separate Account's assets are subject.


                                       II.

                        GENERAL DESCRIPTION OF THE TRUST
                           AND SECURITIES OF THE TRUST


General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

         (a)       Whether the securities are of the registered or bearer type.

                         The Policies to be issued are of the
                         registered type insofar as the Policies are personal to the owner of the Policies ("Owner") and the records concerning the Owner are maintained by or on behalf of PFL.

         (b) Whether the securities are of the cumulative or distributive type.

                         The Policies are of the cumulative type, providing for no distribution of income, dividends, or capital gains. Such amounts are not separately identifiable but are reflected in the cash value and death benefits under a Policy at any time.

        (c) The rights of security holders with respect to withdrawal or redemption.

                         Incorporated herein by reference to the prospectus filed on November 30, 1998 (the"Prospectus") as part of a registration statement on Form S-6 under the Securities Act of 1933 (File No. 333-68087)(the "Registration Statement") describing modified single premium variable life insurance policies,specifically, the section entitled "Surrenders and Partial Withdrawals."

        (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                         Incorporated herein by reference to the sections of the Prospectus entitled "Addition, Deletion, or Substitution of Investments,"Canceling a Policy," "Policy Values - Subaccount Value,"Transfers,""Loans," "Surrenders and Partial Withdrawals," and
                         "Policy Termination."

        (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults or defaults by security holders in making principal payments, and with respect to reinstatement.

                         Incorporated herein by reference to the section of the Prospectus entitled "Policy Lapse."

        (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                         Incorporated herein by reference to the section of the Prospectus entitled "The Separate Account and the Portfolios - Your Right to Vote Portfolio Shares."

        (g) Whether security holders must be given notice of any change in:

                    (1) the composition of the assets of the trust.

                    (2) the terms and conditions of the securities issued by the trust.

                    (3) the provisions of any indenture or agreement of the
                     trust.

                    (4) the identity of the depositor, trustee or custodian.

                         Incorporated herein by reference to the section of the Prospectus entitled "The Separate Account and the Portfolios."

        (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                    (1) the composition of the assets of the trust.

                    (2) the terms and conditions of the securities issued by the trust.

                    (3) the provisions of any indenture or agreement of the trust.

                    (4) the identity of the depositor, trustee or custodian.

                         Incorporated herein by reference to the Prospectus section entitled "The Separate Account and the Portfolios."

       (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                         Incorporated herein by reference to the Prospectus sections entitled "The Policy," "Premiums," "Policy Values,""Death Benefit," and "Other Policy Information.

Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

                         Incorporated herein by reference to the section of the Prospectus entitled "The Separate Account and the Portfolios."

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

         (a)      Name of company.

         (b)      Name and principal business address of depositor.

         (c)      Name and principal business address of trustee or custodian.

         (d)      Name and principal business address of principal underwriter.

         (e) The period during which the securities of such company have been the underlying securities.

                         Incorporated herein by reference to the section of the Prospectus entitled "The Separate Account and the Portfolios."

Information Concerning Load, Fees, Charges and Expenses

13.       (a)    Furnish the following information  with  respect to each
                 load, fee, expense or charge to which (1) principal  payments,
                 (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

                      (A) the nature of such load, fee, expense or charge;

                      (B) the amount thereof;

                      (C) the name of the person to whom such amounts are
                          paid and his relationship to the trust;

                      (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                         Incorporated herein by reference to the sections of the Prospectus entitled "Policy Summary," "Charges and Deductions," and "Portfolio Annual Expense Table."

         (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                           See answer to Item 13(a).

         (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in,or elimination of, the sales load; and identify each class of individuals or transactions to which such plans apply.

                           See answer to Item 13(a).

          (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

                           Not applicable.

          (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by
                    security holders in  connection   with  the  trust  or  its
                    securities. (Assignment,  reinstatement,   replacing   lost
                    certificates, etc.)

                           See Item 10(e).

          (f)       State whether  the  depositor,   principal  underwriter,
                    custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a)or 13(d) through the sale or purchase of the trust's securities or underlying securities or interests in underlying securities, and describe ties or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                           PFL will  compensate certain  persons,  including
                           PFL and AFSG agents for services in connection with the selling and servicing of the Policies, but such compensation will be paid from PFL's general account. PFL may receive compensation from an affiliate(s) of certain of the Portfolios based upon an annual percentage of the average assets held in that Portfolio by PFL. These amounts are intended to compensate PFL for administrative and other services provided by PFL to the Portfolios and/or the affiliate.

          (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                           Not applicable.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                         Incorporated herein by reference to the section of the Prospectus entitled "The Policy--Purchasing a Policy."

15. Described the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                         Incorporated herein by reference to the sections of the Prospectus entitled "The Policy," and "Premiums."

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                         Incorporated herein by reference to the sections of the Prospectus entitled "The Separate Account and the Portfolios," and "Policy Values."

17.      (a)     Describe the procedure with respect to withdrawal or redemption by security holders.

                         The procedures with respect to withdrawals or redemption of security holders are described in response to Items 10(c),(d), and (i).

         (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                         PFL is required to process all surrender requests as described in Item 10(c). The underlying funds will redeem its shares upon PFL's request in accordance with the Investment Company Act of 1940.

         (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                         A Policy, once totally surrendered, may not be resold or reinstated.

18.      (a)     Describe  the  procedure  with  respect  to the  receipt,
                 custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                         Incorporated  herein by reference to
                         the sections of the Prospectus entitled "The Separate
                         Account,"   and   "PFL's   Executive   Officers   and
                         Directors."

         (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                          Incorporated herein by reference to the section of the Prospectus entitled "The Separate Account."

         (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                          The part of the premium placed in the Separate Account constitutes certain reserves for benefits under the Policy. These are actuarial reserves for future benefits payable under the Policies.

         (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                           No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                           Incorporated herein by reference to the section of the Prospectus entitled "Records."

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

        (a)      Amendments to such indenture or agreement.

                            Not applicable.

        (b)      The extension or termination of such indenture or agreement.

                            Not applicable.

        (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                            PFL acts as custodian.  There are no
                            provisions relating to the removal or resignation of the custodian or the failure of the custodian to perform its duties, obligations and functions.

       (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                           The Separate Account has no trustee.

       (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                            There are no provisions  relating to
                            the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

       (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                            There are no provisions  relating to
                            the appointment of a successor depositor and the procedure if a successor depositor is not appointed.

21.    (a)        State the substance of the provisions of any indenture or
                  agreement with respect to loans to security holders.

                            Incorporated herein by reference to the section of the Prospectus entitled "Loans."

       (b)        Furnish  a  brief   description   of  any   procedure  or
                  arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                             See paragraph (a) of this Item.

       (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregated amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                             Loans are  available  to Owners only
                             in accordance with the loan provisions of the Policies. See paragraph (a) of this Item.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                              There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                              A  blanket  bond has been  issued to
                              AEGON U.S. Holding Corporation ("AEGON U.S.") in the amount of $10 million covering all of the employees of AEGON U.S and its affiliates, including PFL. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $10 million.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                              Incorporated  herein by reference to
                              the sections of the Prospectus entitled "Other Policy Information," and "Additional Information."


                                      III.

           ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                              PFL is a stock life insurance company domiciled in Iowa. PFL was incorporated under Iowa law on April 19, 1961 as a wholly owned indirect subsidiary of AEGON USA, Inc.

26.     (a)         Furnish the following information with respect to all fees received by the depositor of the trust in connection with
                    the exercise of any functions or duties concerning
                    securities of the trust during the period   covered  by  the
                    financial statements filed herewith.

                              Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

                             Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstance surrounding such cessation.

                             PFL is engaged in the business of issuing life insurance policies and annuity contracts, and is licensed to do business in the District of Columbia, Guam and all states except New York. PFL has filed the Policy described in this prospectus with insurance officials in those jurisdictions in which the Policies are sold.

Officials and Affiliated Persons of Depositor

28.      (a)        Furnish  as at  latest  practicable  date  the  following
                    information with respect to the depositor of the trust,
                    with respect  to  each  officer,   director,   or  partner
                    of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                    (i)     name and principal business address;

                    (ii) nature of relationship or affiliation with depositor of the trust;

                    (iii)   ownership of all securities of the depositor;

                    (iv)   other  companies  of which each  person
                           named  above  is  presently  officer,   director,  or
                           partner.

                              See answer to Item 28(b) and Item 29.

         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                              See the table below.

PFL's Executive Officers and Directors

         PFL is governed by a board of directors. The following table sets forth the name, address and principal occupation during the past five years of each of PFL's executive officers and directors.

                               Board of Directors
                                                                              Principal Occupation During Past 5
Name and Address                  Position with PFL                           years
William L. Busler*                Director, Chairman of the Board, and        Director, Chairman of the Board, and
                                  President                                   President

Larry N. Norman*                  Director, Executive Vice President          Director, Executive Vice President

Patrick S. Baird*                 Director, Senior Vice President, and        Executive Vice President
                                  Chief Operating Officer                     (1995-present), Chief
                                                                              Operating Officer(1996-present),
                                                                              Chief Financial Officer(1992-1995),
                                                                              Vice President and Chief Tax Officer
                                                                              (1984-1995)of AEGON USA.

Douglas C. Kolsrud*               Director, Senior Vice President, Chief      Director, Senior Vice President,
                                  Investment Officer and Corporate Actuary    Chief Investment Officer and
                                                                              Corporate Actuary

Craig D. Vermie*                  Director, Vice President, Secretary and     Director, Vice President, Secretary
                                  General Counsel                             and General Counsel

* Located at PFL Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52449.


The following table gives the name, address and principal occupation during the past five years of the senior officers of PFL (other than officers listed above as directors).



Senior Officers
                                                                               Principal Occupation During Past 5
Name and Address                         Position with PFL                     years

Robert J. Kontz*                         Vice President and Corporate          Vice President and Corporate
                                         Controller                            Controller

                                       14

Brenda K. Clancy*                         Vice President, Treasurer and Chief   Vice President, Treasurer and Chief
                                         Financial Officer                     Financial Officer

* Located at PFL Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52449.


Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote 5% or more of the outstanding voting securities of the depositor: (a) name and principal business address; (b) nature of business; (c) ownership of all securities of the depositor.

                         PFL is a stock life insurance company that is a wholly owned indirect subsidiary of AEGON USA, Inc. AEGON USA, Inc. Is a wholly owned indirect subsidiary
                         of AEGON nv, a Netherlands  corporation  that   is   a
                         publicly traded international insurance group. PFL's principal office is located at 4333 Edgewood Road, NE, Cedar Rapids, IA 52449.

Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

                         None.

Compensation of Officers and Directors of Depositor

Compensation of Officers

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

         (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a),stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

         (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

                          Not applicable. No officer, employee, etc. affiliated with the depositor receives additional remuneration for services rendered with respect to the Separate Account.

Compensation of Directors

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

        (a)         the aggregate direct remuneration to directors;

        (b)         indirectly or through subsidiaries to directors.

                          Not applicable. See Item 31.

Compensation to Employees

33.     (a)         Furnish the  following  information  with  respect to the
                    aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                           Not applicable.  See Item 31.

        (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statement filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents,canvassers and other persons making solicitations but
                    not in supervisory   capacity;   (3)   Administrative   and
                    clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                          Note applicable. See Item 31.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                           Not applicable.


                                       IV.

                    DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discounted, indicating by appropriate letter the status with respect to each state.

                           The Policies are offered in Guam, the District of Columbia and all states with the exception of New York.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

                            Not applicable.

37.     (a)         Furnish the  following  information  with  respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency,or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                    (1)     Name of officer, agency or body.

                    (2)     Date of denial.

                    (3)     Brief statement of reason given for revocation.

                            Not applicable.

        (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                           Not applicable.

38.     (a)         Furnish a general description of the method of distribution of securities of the trust.

                           AFSG Securities Corporation (AFSG), is the principal underwriter of the Policy. The Policy will be sold by individuals who are licensed as PFL's life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with AFSG.

        (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                           See  Exhibit  A(3)(b) incorporated
                           herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (File Number 333-7509), filed on April 30, 1998.

        (c)         State  the   substance  of  any  current   agreements  or
                    arrangements of each principal underwriter with dealers, agents, salesman, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                           See  Exhibit  A(3)(a)   incorporated
                           herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (File Number 333-7509), filed on April 30, 1998.

39.    (a)          State  the  form  of   organization   of  each  principal
                    underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                           AFSG is a Pennsylvania corporation with its principal place of business located at 4425 North River Boulevard, NE, Cedar Rapids, Iowa 52402, that is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer.

         (b)      State whether any principal underwriter currently distributing
                  securities   of  the  trust  is  a  member  of  the   National
                  Association of Securities Dealers, Inc.

                           AFSG  is a  member  of the  National
                           Association of Securities Dealers, Inc.

40.     (a)       Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                             Not applicable.

        (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1) The nature of such fee or participation.

                  (2) The name of the person making payment.

                  (3) The nature of the services  rendered in consideration  for such fee or participation.

                  (4) The aggregate  amount received during the last fiscal year covered by the financial statements filed herewith.

                           Not applicable.

41.    (a)        Describe the general  character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessatioN.

                           Upon effectiveness of the registration statements for the Policies, AFSG will act as principal underwriter of the Policies. AFSG is registered with the Commission under the Securities Exchange Act of
                           1934 as a Broker-dealer   and  is  a  member  of  the
                           National Association of Securities Dealers, Inc. AFSG also serves as principal underwriter for other separate accounts offering variable life and annuity policies of PFL and affiliates

         (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                           Not applicable.

         (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                           Not applicable. Securities of the Separate Account have not yet been distributed by the principal underwriter or any of its representatives.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: (a) name and principal business address;
         (b) position with principal underwriter; (c) ownership of securities of the trust.

                           Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                           Not applicable.

Offering Price or Acquisition Valuation of Securities of the Trust

44.      (a)        Furnish the  following  information  with  respect to the
                    method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                    (1) The source of quotations used to determine the value of portfolio securities.

                    (2) Whether opening,closing, bid,asked or any other price is used.

                    (3) Whether price is as of the day of sale or as of any other time.

                    (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                    (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

                    (6) Whether adjustments are made for fractions:

                           (i) before adding distributor's compensation (load);
                               and

                           (ii)after adding distributor's compensation (load).

                           Incorporated  herein by reference to
                           the sections of the Prospectus  entitled "PFL and the
                           Fixed   Account,"  "The  Separate   Account  and  the
                           Portfolios," "Policy Values," and "Transfers."

         (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                                Not applicable.

         (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                           Incorporated herein by reference to the Prospectus section entitled "Premiums."

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith.

                                Not applicable.

Redemption Valuation of Securities of the Trust

46.      (a)      Furnish the  following  information  with  respect to the
                  method of determining the redemption or withdrawal valuation of securities issued by the trust:

                  (1) The source of quotations used to determine the value of portfolio securities.

                              See Item 44(a)(1).

                  (2) Whether opening, closing, bid, asked or any other price is used.

                              See Item 44(a)(2).

                  (3) Whether price is as of the day of sale or as of any other time.

                              As of the day a request for surrender is received.

                  (4) A brief  description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                              See Item 44(a)(4) and 18(c).

                  (5) Other items which  registrant  deducts  from the net asset value in computing redemption value of its securities:

                              See Answer to Item 10(c).

                  (6) Whether adjustments are made for fractions.

                              Not applicable.

         (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

                      No policies have yet been offered for sale to the public.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                      Shares of the underlying funds are purchased at net asset value. These shares are currently available as an investment medium for variable annuity policies and variable life policies issued by PFL or other unaffiliated insurance companies. The underlying funds sell and redeem their shares at net asset value; and do not impose a sales charge.

                                       V.

                 INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN


48. Furnish the following information as to each trustee or custodian of the trust:

         (a)      Name and principal business address.

         (b)      Form of organization.

         (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

         (d)      Name of governmental supervising or examining authority.

                           Not applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                           Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                           Not applicable.


                                       VI.

                       INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES


51. Furnish the following information with respect to insurance of holders of securities:

         (a)      The name and address of the insurance company

                          The name and address of the insurance company are set forth in Item 2.

         (b)     The types of Policies and whether individual or group Policies.

                          The Policies are modified single premium variable life insurance, which PFL may issue on an individual basis and joint and last survivor basis.

         (c)     The types of risks insured and excluded.

                           See Item 10(i). PFL assumes the risk that the deductions made for insurance risks will prove inadequate to cover actual insurance costs. PFL also assumes the risk that deductions for expenses may be inadequate to pay for the services and benefits provided under the Policies.

         (d)       The coverage of the Policies.

                           See Paragraph (c) of this Item. The minimum specified amount is stated in the Policy. Life insurance proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.

         (e) The Beneficiaries of such Policies and the uses to which the proceeds of Policies must be put.

                           The recipient of the benefits of the insurance undertakings described in the Answer to Items 10(i) and 51(c)is either the Owner or the Beneficiary specified in the Policy. There are no restrictions on the use of the proceeds other than those established by the Owner.

         (f)       The terms and manners of cancellation and of reinstatement.

                           The insurance undertakings described in the Answer to
                           Item 51(c) are an integral part of the Policy and may not be terminated while the Policy remains in effect.

         (g) The method of determining the amount of premiums to be paid by holders of securities.

                           See Answers to Items 13(a) and 13(d)for the amount of charges imposed. See Items 10(c), 10(i) and 44(c) for the manner in which the premium is determined.

         (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                           Not applicable.

         (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                          No person other than PFL receives any part of the amounts deducted for assumption of mortality and expense risks.

         (j)      The  substance  of  any  other  material   provisions  of  any
                  indenture or agreement of the trust relating to insurance.

                          None.


                                      VII.

                             CONTRACT OF REGISTRANT


52.      (a)      Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities.If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                           See Answers to Items 10(g) and 10(h) regarding PFL's right to substitute any other investment for shares of any portfolio of the underlying funds or Units of any series of the Trust.

         (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                            Not applicable.

         (c)      Describe   the  Policy  of  the  trust  with  respect  to  the
                  substitution and elimination of the underlying securities of the trust with respect to:

                  (1) the grounds for elimination and substitution;

                  (2) the type of securities which may be substituted;

                  (3) whether the  acquisition of such  substituted  security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a Policy of concentration of investment in a particular industry or group of industries;

                  (4) whether such substituted securities may be the securities of another investment company; and

                  (5) the  substance  of  the  provisions  of any  indenture  or agreement which authorize or restrict the Policy of the registrant in this regard.

                        See Answer to Items 10(g)and 10(h).

         (d) Furnish a description of any Contract (exclusive of Policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental contract and which is elected to be treated as such.

                        None.

Regulated Investment Company

53.      (a)      State the taxable status of the trust.

                        PFL is taxed as a life insurance company under art I of Subchapter L of the Internal Revenue Code ("Code"). The Separate Account is treated as part of PFL and,
                        accordingly,   will  not  be  taxed  separated  as  a
                        "regulated investment company" under Subchapter M of the Code.

                        Section 817(h) of the code authorizes the Treasury to set standards by regulation or otherwise for the investments of a separate account to be "adequately diversified" in order for a variable life policy to be treated as a life insurance contract for Federal tax purposes. The Separate Account, through the underlying funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how an underlying fund's assets may be invested. PFL believes that the underlying funds will be operated in compliance with the requirements prescribed by the Treasury.

         (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                            Not applicable.  See Answer to Item 53(a).


                                      VIII.

                      FINANCIAL AND STATISTICAL INFORMATION


54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

                            Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

                           Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

                          Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                         Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

                        Not applicable.

59.      Financial Statements:

         Financial Statements of the Trust

                      The Trust has not yet commenced operations and, therefore, financial statements are not available at this time.

         Financial Statements of the Depositor

                      The   financial   statements   of  PFL  Life
                      Insurance Company will be provided in a Pre-Effective Amendment to the Registration Statement.


                                       IX.

                                    EXHIBITS

A. Furnish the most recent form of the following as amended to date and currently in effect:

         (1) The indenture or agreement under the terms of which the Trust was organized or issued securities.

                      Incorporated   herein  by  reference  to  the  Legacy
                      Builder  Variable  Life  Separate   Account   Registration
                      Statement on Form S-6 filed on November 30, 1998 (File Number 333-68087).

         (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

                      Not applicable.

         (3)      Distributing policies:

                  (a) Agreements between the Trust and principal  underwriter or between the depositor and principal underwriter.

                  (b) Specimen   of   typical   agreements   between   principal
                      underwriter and dealers, managers, sales supervisors and salesmen.

                  (c) Schedules of sales commissions.

                      Incorporated herein by reference to the Legacy Builder Variable Life Separate Account Registration Statement on Form S-6 filed on November 30,1998
                      (File Number 333-68087).

         (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreement set forth in paragraphs (1), (2) and (3) with respect to the Trust or its securities.

                      Not applicable.

         (5)      The form of each type of security.

                      Incorporated herein by reference to the Legacy Builder Variable Life Separate Account Registration Statement on Form S-6 filed on November 30, 1998 (File Number 333-68087).

         (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

                      Incorporated herein by reference to the Pre-Effective Amendment No. 2 to the Registration Statement on Form N-3
                     (File Number 333-36297) filed on February 27, 1998.

         (7) Any insurance policy between the Trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

                       Not applicable.

         (8) Any agreement between the Trust or the depositor concerning the Trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

                      Incorporated herein by reference to the
                      following Registration Statement filings:

                      Registration Statement on Form S-6 (File Number 333-68087) filed on November 30, 1998;

                      Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File Number 333-26209)filed on April 29, 1998;

                      Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (File Number 333-7509)filed on April 30, 1998; and

                      Pre-Effective Amendment No.1 to the Registration Statement on Form N-4 (File Number 333-7509)filed on
                      December 6, 1996.

         (9) All other material policies not entered into in the ordinary course of business of the Trust or of the depositor concerning the Trust.

                      Not applicable.

         (10)     Form of application for a periodic payment plan certificate.

                      Incorporated herein by reference to the Registration Statement on Form S-6 (File Number 333-68087)filed on November 30, 1998.


B.       Furnish copies of each of the following:

         (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

                      Not applicable.

         (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

                      Not applicable.

C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the Trust, distributed securities of the Trust during the last fiscal year covered by the financial statements filed herewith.

                      Not applicable.

                  Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the City of Cedar Rapids, and the State of Iowa on the 30th day of December, 1998.


[Seal]


                              LEGACY BUILDER VARIABLE LIFE SEPARATE ACCOUNT
                                                       (Name of Registrant)


                                        By:      PFL LIFE INSURANCE COMPANY
                                                        (Name of depositor)



                                              By: /s/William L. Busler

                                             Typed Name: William L. Busler
                                             Title: Director, Chairman of the
                                                    Board, and President




Attest: /s/ Frank A. Camp
Typed Name: Frank A. Camp

Title: Vice President,
       Division General Counsel













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